UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-42013

Super x Ai Techonology Limited

(Translation of registrant’s name into English)

3791 Jalan Bukit Merah

#09-03 E-Centre @ Redhill

Singapore 159471

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

Man Sun Yeung Resigns as Independent Director and Chairman of the Audit Committee

Effective June 30, 2025, Mr. Man Sun Yeung resigned as independent director and chairman of the audit committee of Super X AI Technology Limited (the “Company”). Mr. Yeung’s resignation was not due to any disagreements with the Company regarding its operations, policies, or practices.

Hing Wah (Raymond) Tong Resigns as Chief Financial Officer

Effective June 30, 2025, Mr. Hing Wah (Raymond) Tong resigned as Chief Financial Officer. Mr. Tong’s resignation was not due to any disagreements with the Company regarding its operations, policies, or practices.

Chun Kit Yu Appointed Interim Chief Financial Officer of the Company

Effective July 1, 2025, Mr. Chun Kit Yu was appointed as the interim Chief Financial Officer of the Company. Mr. Yu shall continue to serve as an Executive Director of the Company in addition to assuming the role of interim Chief Financial Officer. The Company has commenced a search process to identify a suitable candidate to serve as its next Chief Financial Officer and will make an announcement once a successor has been appointed.

The biographical information of Chun Kit Yu is set forth below:

Mr. Chun Kit (Anderson) Yu is an executive director of the Company. He has been working for and advising public companies in Hong Kong since 2018. Since 2023, Mr. Yu served as an independent non-executive director for WK Group Holdings Limited (HKEX:2535). Since 2022, he has served as an independent non-executive director for Sinohope Technology Holdings Limited (HKEX:1611). Additionally, from 2020 to 2025, Mr. Yu has been the company secretary for Global Uin Intelligence Holdings Limited (HKEX:8496) and since 2018, Mr. Yu has been as the company secretary and financial controller of Boltek Holdings Limited (HKEX:8601). Prior to his roles in public companies, Mr. Yu was an assistant manager at Kingston Corporate Finance Limited from 2016-2018, an assistant manager at KPMG from 2014-2015 and an associate at BDO from 2011-2014. Mr. Yu graduated from Hong Kong Polytechnic University with a bachelor’s degree in accounting and finance in 2011. Mr. Yu has also been a member of the Hong Kong Institute of Certified Public Accountants since 2015.

Kenny Sng Hoe Ann Appointed Chief Technology Officer of the Company

Effective July 1, 2025, the Board of Directors ratified and approved the appointment of Mr. Kenny Sng Hoe Ann as Chief Technology Officer of the Company.

The biographical information of Mr. Kenny Sng Hoe Ann is set forth below:

Mr. Kenny Sng is a seasoned IT executive with over 20 years of experience across infrastructure, AI, operations, and data center engineering. He holds a degree in Computer Science from the National University of Singapore and has held a variety of technical and leadership roles at Intel Corporation and other global firms. Mr. Sng began his career as an analyst at the National Computer Board and subsequently held senior roles at DuPont and Digital Equipment before joining Intel. At Intel, he progressed through roles such as Global WAN Services Manager, Data Center Engineering Manager, and APAC Solution Architect Manager, where he led hybrid cloud and AI implementation strategies across enterprise and government clients. Most recently, from 2017 to 2024, Mr. Sng served as Presales Team Manager for Intel (Singapore and Malaysia), where he spearheaded AI deployments, 5G rollouts, and smart city infrastructure initiatives. He is ITIL v3 certified and an AWS Solutions Architect Associate, with deep expertise in server/SAN systems, sustainability engineering, and technical sales. He has presented at numerous industry conferences and received 15 Intel Division Recognition Awards for excellence in innovation, leadership, and customer impact. Mr. Sng has also lived and led IT initiatives in Shanghai and California, demonstrating strong cross-cultural leadership and global IT operational capabilities.

Effective July 1, 2025, Mr. Sng entered into an employment agreement with the Company and agreed to receive a monthly base salary of S$30,000.00 (approximately US$23,519).

Ms. Yuet Yiu Charissa Miu Appointed as an Independent Director and Chairperson of the Audit Committee

Effective July 1, 2025, Ms. Yuet Yiu (Charissa) Miu was appointed as an independent Director of the Company and chairperson of the Audit Committee.

The Company’s board of directors continues to be composed of a majority of independent directors

The biographical information of Ms. Yuet Yiu Charissa Miu is set forth below:

Ms. Charissa Miu Yuet Yiu is a Certified Public Accountant with the Hong Kong Institute of Certified Public Accountants since 2021, and holds a BA (Honors) degree in Accounting and Finance from Durham University. She has over a decade of experience in accounting, auditing, corporate compliance, and investigative consulting. Since August 2024, she has served as a Consultant in Business Investigation at UCS Hong Kong Limited, where she specializes in due diligence, statutory filings, and data analysis to support risk assessment and strategic decisions. Concurrently, she has been a Director at Amaranto C.W. Secretarial and Corporate Services Limited since June 2022, overseeing regulatory filings and corporate compliance matters. From 2013 to 2022, Ms. Miu held progressively senior roles at Grant Thornton Hong Kong Limited, including Assistant Manager and Senior Associate, where she led audits for Hong Kong and U.S.-listed companies, managed teams, and advised on technical and regulatory matters. Earlier in her career, she served as Senior Associate at Albert Wong & Co., working on engagements for U.S.-listed and Hong Kong private companies. Ms. Miu is fluent in Cantonese, English, and Mandarin, and is proficient in Microsoft Word, Excel, and PowerPoint.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Employment Agreement between the Company and Mr. Kenny Sng Hoe Ann
10.2	Press Release dated July 8, 2025: Super X AI Technology Limited Appoints Kenny Sng as Chief Technology Officer to Drive Next-Gen Full-Stack AI Infrastructure Growth

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Super X AI Technology Limited

Date: July 8, 2025	By:	/s/ Yu, Chun Kit
	Name:	Yu, Chun Kit
	Title:	Executive Director

4